UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs three concession contracts in the Pelotas Basin
—

Rio de Janeiro, October 14, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on Communication of December 13, 2023 and August, 30, 2024, informs that it has signed the three remaining concession contracts from the 4th Permanent Concession Offer Cycle, acquired in partnership with Shell and CNOOC, at the public session held by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) in December 2023. The consortium will have Petrobras as operator, with a 50% stake, and Shell and CNOOC as partners with 30% and 20% stakes, respectively.

The signing of the contracts for blocks P-M-1737, P-M-1739 and P-M-1797 concludes Petrobras' participation in the auction of the 4th Permanent Concession Offer Cycle, in which it acquired a total of 29 concession contracts in the Pelotas Basin.

The signing of these contracts is in accordance with the company's long-term strategy with the aim of diversifying its portfolio; and it also strengthens Petrobras' position as the main operator of oil fields located in deep and ultra-deep waters, potentializing the recomposition of reserves for the future.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer